SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

RLJ Lodging Trust
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74965L101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965L101	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Trustees of General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,992,424
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,992,424
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,992,424
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 74965L101	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and as Investment Adviser to certain other entities and accounts.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,992,424
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,992,424
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,992,424
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 74965L101	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER Disclaimed (see 9 below)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER Disclaimed (see 9 below)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Disclaimed (see 9 above)	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Not Applicable (see 9 above)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 74965L101	13G/A	Page 5 of 9 Pages

INTRODUCTORY NOTE: This Statement on Schedule 13G/A is filed on behalf of General Electric Company, a New York corporation ("GE"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM") and the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") (collectively, the "Reporting Persons"). GEAM is a registered investment adviser and acts as Investment Manager of GEPT and as Investment Adviser to certain other entities and accounts. GEAM may be deemed to be the beneficial owner of 4,992,424 shares of Common Stock of RLJ Lodging Trust (the "Issuer") owned by GEPT. GEAM and GEPT and each expressly disclaim that they are members of a "group." GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

Item 1(a).	NAME OF ISSUER

The name of the issuer is RLJ Lodging Trust (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Trustees of General Electric Pension Trust (see Schedule I);

(ii) GE Asset Management Incorporated as Investment Manager of GEPT and as Investment Adviser to certain entities and accounts

(iii) General Electric Company.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal offices of GEPT and GEAM is 1600 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Item 2(c).	CITIZENSHIP

Trustees of General Electric Pension Trust is a New York common law trust. GE Asset Management Incorporated is a Delaware corporation. General Electric Company is a New York corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the "Common Stock").

CUSIP No. 74965L101	13G/A	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER

74965L101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP

A.	Trustees of General Electric Pension Trust
	(a)	Amount beneficially owned: 4,992,424
	(b)	Percent of class: 4.7% The percentages used herein and in the rest of Item 4 are calculated based upon the 106,600,365 shares of Common Stock issued and outstanding as of November 1, 2012 as reported by the Company in the Form 10-Q filed by the Company on November 8, 2012.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 4,992,424
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 4,992,424

CUSIP No. 74965L101	13G/A	Page 7 of 9 Pages

B.	GE Asset Management Incorporated
	(a)	Amount beneficially owned: 4,992,424
	(b)	Percent of class: 4.7%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 4,992,424
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 4,992,424

C.	General Electric Company
	(a)	Amount beneficially owned: Disclaimed
	(b)	Percent of class: Disclaimed
	(c)	(i)	Sole power to vote or direct the vote: None
		(ii)	Shared power to vote or direct the vote: Disclaimed
		(iii)	Sole power to dispose or direct the disposition: None
		(iv)	Shared power to dispose or direct the disposition: Disclaimed

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Introductory Note above

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 74965L101	13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2013

CUSIP No. 74965L101	13G/A	Page 9 of 9 Pages

Schedule I

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

1600 Summer Street

Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

Dmitri A. Stockton

Paul M. Colonna

Michael T. Cosgrove

Ralph R. Layman

Matthew J. Simpson

Donald W. Torey

Gregory B. Hartch

David W. Wiederecht

Jessica L. Holscott

George A. Bicher

Steven H. Rullo